SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARSANIS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

042873 10 9

(CUSIP Number)

Denise Marks

SVLSF VI, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SVLSF V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,192
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 922,192
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 14,294,383 shares of Common Stock of the Issuer outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 17, 2017 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, as amended, and after giving effect to the additional 600,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,192
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 922,192
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund V Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,192
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 922,192
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund V (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,192
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 922,192
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SVLSF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 946,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 946,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 946,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 946,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 946,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 946,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 946,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 946,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 042873 10 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Arsanis, Inc., a corporation organized under the laws of Delaware (the “Issuer”), of the Issuer. Issuer’s principal executive offices are located at 890 Winter Street, Suite 230, Waltham, Massachusetts 02451. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “ASNS.”

Item 2.	Identity and Background.

(a)    This statement is filed by:

(i)	SV Life Sciences Fund V, L.P., a Delaware limited partnership (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P., a Delaware limited partnership (“SVLS V Strategic” and together with SVLS V LP, the “Fund V Entities”);

(ii)	SV Life Sciences Fund V (GP), L.P., a Delaware limited partnership (“SVLS V GP”), general partner of SVLS V LP and SVLS V Strategic;

(iii)	SVLSF V, LLC, a Delaware limited liability company and general partner of SVLS V GP;

(iv)	SV Life Sciences Fund VI, L.P., a Delaware limited partnership (“SVLS VI LP”) and SV Life Sciences Fund VI Strategic Partners, L.P., a Delaware limited partnership (“SVLS VI Strategic” and together with SVLS VI LP, the “Fund VI Entities”);

(v)	SV Life Sciences Fund VI (GP), L.P., a Delaware limited partnership (“SVLS VI GP”), general partner of SVLS VI LP and SVLS VI Strategic; and

(vi)	SVLSF VI, LLC, a Delaware limited liability company and general partner of SVLS VI GP.

Each of SVLS V LP, SVLS V Strategic, SVLS V GP, SVLSF V, LLC, SVLS VI LP, SVLS VI Strategic, SVLS VI GP and SVLSF VI, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)    The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of the members of the investment committees of SVLS V, LLC and SVLSF VI, LLC are listed on Schedule A.

(c)    The principal business of the Reporting Persons is international life sciences venture capital investments. Fund V Entities and Fund VI Entities are private venture capital funds. SVLS V GP is the general partner of SVLS V LP and SVLS V Strategic. SVLSF V, LLC is the general partner of SVLS V GP. SVLS VI GP is the general partner of SVLS VI LP and SVLS VI Strategic. SVLSF VI, LLC is the general partner of SVLS VI GP. The principal business of the members of the investment committees of SVLS V, LLC and SVLSF VI, LLC are listed on Schedule A.

(d)    No Reporting Person nor any person or entity listed on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person nor any person or entity listed on Schedule A attached hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the individuals listed on Schedule A attached hereto are citizens of the country set forth on Schedule A. Each of the Reporting Persons are organized under the laws of the State of Delaware.

CUSIP NO. 042873 10 9

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15, 2017, the Registration Statement on Form S-1 Amendment No. 2 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer in connection with its initial public offering (the “IPO”) of 4,000,000 shares of Common Stock was declared effective.

The closing of the IPO took place on November 20, 2017, and at such closing SVLS VI LP and SVLS VI Strategic, purchased, respectively, 483,448 and 16,552 shares of Common Stock at the IPO price of $10.00 per share (the “IPO Shares”). The IPO Shares were acquired with the proceeds from capital calls by from the purchaser’s limited partners (i.e., working capital) for an aggregate purchase price of approximately $5,000,000.

Prior to the IPO:

(i) SVLS V LP had purchased from the Issuer, in a series of private transactions, 65,287 shares of Series A-1 Convertible Preferred Stock, 690,259 shares of Series A-2 Convertible Preferred Stock, 721,402 shares of Series B Convertible Preferred Stock, 224,665 shares of Series C Preferred Stock and 692,552 shares of Series D Preferred Stock for an aggregate purchase price of $12,675,944;

(ii) SVLS V Strategic had purchased from the Issuer, in a series of private transactions, 1,380 shares of Series A-1 Convertible Preferred Stock, 14,587 shares of Series A-2 Convertible Preferred Stock, 15,246 shares of Series B Convertible Preferred Stock, 4,747 shares of Series C Preferred Stock and 14,635 shares of Series D Preferred Stock for an aggregate purchase price of $267,877;

(iii) SVLS VI LP had purchased from the Issuer, in a series of private transactions, 1,474,348 shares of Series D Preferred Stock for an aggregate purchase price of $4,785,291; and

(iv) SVLS VI Strategic had purchased from the Issuer, in a series of private transactions, 50,477 shares of Series D Preferred Stock for an aggregate purchase price of $163,833 (together, the “Pre-Conversion Shares”, and together with the IPO Shares, the “Shares”).

As part of the IPO, the Issuer effected a conversion of the Series A-1 Stock into Common Stock at a conversion ratio of 0.29300-for-1, Series A-2 Stock into Common Stock at a conversion ratio of 0.35785-for-1, Series B Stock into Common Stock at a conversion ratio of 0.44650-for-1, Series C Stock into Common Stock at a conversion ratio of 0.49832-for-1, and Series D Stock into Common Stock at a conversion ratio of 0.29300-for-1.

The Pre-Conversion Shares were acquired with the proceeds from capital calls by SVLS V LP, SVLS V Strategic, SVLS VI LP and SVLS VI Strategic from their limited partners (i.e., working capital) for an aggregate purchase price of approximately $17,892,945.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Company’s Common Stock. The Reporting Persons believe that the Company is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 042873 10 9

Item 5.	Interest in Securities of the Issuer.

(a)    The aggregate percentage of Common Stock reported owned by Reporting Persons is based upon 14,294,383 shares of Common Stock of the Issuer outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 17, 2017 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, as amended, and after giving effect to the additional 600,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option. The Common Stock is owned by the Reporting Persons as follows:

(i) SVLS V GP and SVLSF V, LLC may each be deemed to beneficially own, in the aggregate, 922,192 shares of Common Stock, constituting approximately 6.5% of the Common Stock outstanding. As of the close of business on December 31, 2017, (a) SVLS V LP owned directly 903,110 shares of Common Stock, constituting approximately 6.4% of the Common Stock outstanding; and (b) SVLSF V Strategic owned directly 19,082 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding.

SVLS V GP, the general partner of the Fund V Entities, may be deemed to beneficially own the shares held by each of the Fund V Entities. SVLS V GP disclaims beneficial ownership of shares held by the Fund V Entities except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the shares held by the Fund V Entities. SVLSF V, LLC disclaims beneficial ownership of shares held by the Fund V Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS V, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Fund V Entities by a majority vote. As such, no member of the investment committee of SVLS V, LLC may be deemed to have any beneficial ownership of the Fund V Entities’ Shares.

(ii) SVLS VI GP and SVLSF VI, LLC may each be deemed to beneficially own, in the aggregate, 946,769 shares of Common Stock, constituting approximately 6.6% of the Common Stock outstanding. As of the close of business on December 31, 2017, (a) SVLS VI LP owned directly 915,428 shares of Common Stock, constituting approximately 6.4% of the Common Stock outstanding; and (b) SVLSF VI Strategic owned directly 31,341 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding.

SVLS VI GP, the general partner of the Fund VI Entities, may be deemed to beneficially own the shares held by each of the Fund VI Entities. SVLS VI GP disclaims beneficial ownership of shares held by the Fund VI Entities except to the extent of any pecuniary interest therein.

SVLSF VI, LLC, the general partner of SVLS VI GP, may be deemed to beneficially own the shares held by the Fund VI Entities. SVLSF VI, LLC disclaims beneficial ownership of shares held by the Fund VI Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS VI, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Fund VI Entities by a majority vote. As such, no member of the investment committee of SVLS VI, LLC may be deemed to have any beneficial ownership of the Fund VI Entities’ Shares.

(b)    Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. (i) Voting and investment power over the shares of Common Stock beneficially owned by Fund V Entities has been delegated to SVLS V GP. SVLS V GP has delegated voting and investment decisions to SVLSF V, LLC, which, in turn, has delegated such decisions to an

CUSIP NO. 042873 10 9

investment committee comprised of the members as set forth on Schedule A hereto. (ii) Voting and investment power over the shares of Common Stock beneficially owned by Fund VI Entities has been delegated to SVLS VI GP. SVLS VI GP has delegated voting and investment decisions to SVLSF VI, LLC, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. (iii) Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c)    Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Items 2, 3 and 5 of this Schedule 13D describe relationships between the Reporting Persons and agreements regarding the IPO and the pre-conversion equity owned by the Reporting Persons, and are incorporated herein by reference.

Michael Ross, Ph.D. (“Ross”), a Managing Partner at SV Health Investors, has been a member of the Board of Directors of the Issuer since 2011. From time to time, Ross may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with SV Health Investors, LLC, Ross is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to SV Health Investors, LLC.

In connection with the IPO, Reporting Persons entered into an agreement (the “Lock-Up Agreement”), pursuant to which they agreed not to, except in limited circumstances, offer, sell, pledge or otherwise dispose of any shares of Common Stock, including, as applicable, shares of Common Stock received in the IPO, from the closing of the IPO until 180 days from the closing date of the IPO. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is included in this Statement as Exhibit 99.2 and incorporated herein by reference.

Reporting Persons and certain other holders of the Issuer’s preferred stock entered into a second amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 12, 2016, and amended on November 3, 2017, pursuant to which, subject to specified limitations, beginning 180 days after the closing of the IPO the holders of at least 25% of the then outstanding registrable securities of the Issuer may demand that the Issuer register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price of not less than $10.0 million. The Issuer is not obligated to file a

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registration statement pursuant to this provision on more than two occasions. Holders also have certain piggyback registration rights under the Investors’ Rights Agreement. The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor’s Rights Agreement, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund VI, LP., SV Life Sciences Fund VI Strategic Partners, L.P., SV Life Sciences Fund VI (GP), L.P. and SVLSF VI, LLC, dated February 14, 2018.*

99.2	Form of Lock-Up Agreement.*

99.3

Second Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated April 12, 2016 and amended on November 3, 2017 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer’s Form S-1/A (SEC File No. 333-221050), filed with the SEC on November 6, 2017).

*	Filed Herewith

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

SVLSF V, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V (GP), L.P. By: SVLSF V LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V, L.P. By: SV Life Sciences Fund V (GP), L.P., its General Partner By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P. By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SVLSF VI, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI (GP), L.P. By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI, LP.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

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SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

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SCHEDULE A

Information regarding members of the investment committee of SVLSF V, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Arsanis, Inc.)	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

CUSIP NO. 042873 10 9

Information regarding members of the investment committee of SVLSF VI, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Thomas Flynn	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Arsanis, Inc.)	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Paul LaViolette	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA